Sit Large Cap Growth Fund 4Q09 Commentary

The Sit Large Cap Growth Fund delivered strong absolute returns in the 4th quarter and for the full year 2009. The Fund uses both the S&P 500 Index and Russell 1000 Growth Index in assessing performance results and there was an unusually large divergence between the performance of the Russell 1000 Growth Index and the S&P 500 Index in 2009, with the Russell Index outperforming the S&P 500 by over 1000 basis points for the year. During the 4th quarter, the portfolio's +5.64% return slightly trailed the S&P 500 Index return of +6.04% and Russell 1000 Growth Index Return of +7.94%. For the full year 2009, the portfolio's +28.14% return outperformed the S&P 500 Index return of +26.47 and trailed the +37.21% return of the Russell 1000 Growth Index. On a three-year trailing basis, the portfolio is outperforming the S&P 500 Index by 441 basis points annualized and the Russell 1000 Growth Index by 67 basis points annualized and on a five-year trailing basis, the portfolio is outperforming the S&P 500 Index by 254 basis points annualized and the Russell Index by 133 basis points annualized.

4th Quarter 2009

What Helped:

- Market breadth was strong in the quarter with 17 of the 18 industry sectors we monitor internally delivering positive absolute returns.
- Relative to the S&P 500 Index, the portfolio benefited from both an underweight and better stock selection in the finance sector (not owning Citigroup and underweight Bank of America). The portfolio also benefited from favorable stock selection in technology services (Google).
- The top five performing stocks in the quarter were Marvell Technology, Allegheny Technologies, Visa, Deere & Co. and Corning Inc.

What Hurt:

- These positives were offset by stock selection in the health technology sector (Genzyme, Gilead, and Celgene) and retail sector (CVS, J.C. Penny and not owning Amazon.com).
- Versus the Russell 1000 Growth Index, while the relative performance was primarily attributable to stock selection, the portfolio's overweight in the finance sector also detracted from the results.
- The five worst performing stocks in the quarter were Ciena, Valero Energy, Genzyme, Comcast and Bank of America.

Full Year 2009

What Helped:

- For the full year 2009, all 18 of the industry groups we monitor internally registered positive returns. For the Russell 1000 Growth Index, all 18 of the industry groups registered positive double digit returns, led by electronic technology (+65%) and technology services (+58%), which in the aggregate, comprise 30% of the Russell 1000 Growth Index.
- For the full year 2009, the portfolio's outperformance versus the S&P 500 Index was primarily attributable to favorable stock selection in the energy minerals and industrial services sectors.

What Hurt:

- Versus the Russell 1000 Growth Index, stock selection accounted for 70% of the relative performance variance and industry group weightings (primarily underweight technology-related sectors as the portfolio is generally not as aggressive as the Russell 1000 Growth Index) contributed the remaining 30% of the relative variance.
- It has been well documented that the best absolute price performance since the market bottom on March 9, 2009 and throughout much of 2009 was in stocks with higher relative betas and lower relative quality ratings. In contrast, the Sit Large Cap Growth Fund

emphasizes high quality large cap growth stocks, and the emphasis on higher quality stocks contributed to the relative underperformance since March of 2009. This is the single biggest factor impacting the relative results and has resulted in negative attribution from stock selection over the last nine months.

- Versus the Russell Index, stock selection in the electronic technology sector (underweight Apple), communications (Verizon), finance (Wells Fargo and Bank of New York Mellon) and retail (owning CVS, which underperformed, and not owning Amazon.com, which was up +162%) sectors detracted from the full year's relative results.
- Average cash reserves of less than 5% detracted 222 basis points from the performance vs. the Russell 1000 Growth Index with the market appreciating +37.2%.